Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264947
The information in this preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.
Subject to Completion Dated August 8, 2023
Preliminary Prospectus Supplement
(To Prospectus dated May 13, 2022)
12,000,000 Common Units

Representing Limited Partner Interests
We are offering 12,000,000 common units representing limited partner interests in NuStar Energy L.P. Our common units are listed on the New York Stock Exchange (the “NYSE”) under the symbol “NS.” On August 7, 2023, the last reported sales price of our common units on the NYSE was $17.10 per common unit.
Investing in our common units involves risks. See “Risk Factors” on page S-4 of this prospectus supplement and beginning on page 4 of the accompanying base prospectus for information regarding risks you should consider before investing in our common units.
The underwriters have agreed to purchase common units from us at a price of $    per unit, which will result in $    million of net proceeds to us before expenses, or $    million assuming full exercise of the underwriters’ option to purchase additional common units.
The underwriters may offer the common units from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,800,000 common units from us on the same terms and conditions as set forth above.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.
The underwriters are offering the common units as set forth in “Underwriting.” The underwriters expect to deliver the common units on or about    , 2023.
Joint Book-Running Managers
Barclays	Citigroup
Prospectus Supplement Dated    , 2023

Prospectus Supplement
Prospectus
We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus supplement, the accompanying base prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell our common units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than the date of such document or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.
We provide information to you about this offering of our common units in two separate documents that are bound together: (1) this prospectus supplement, which describes the specific details regarding this offering, and (2) the accompanying base prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.
S-i

You should carefully read this prospectus, including the information incorporated by reference herein, before you invest. These documents contain information you should consider when making your investment decision. None of NuStar Energy L.P., the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in the common units by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in the common units.
We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in any prospectus supplement were made solely for the benefit of the parties to such agreement for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.
Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional common units described on the cover page of this prospectus.
S-ii

SUMMARY
This summary highlights information included or incorporated by reference into this prospectus. It does not contain all the information that you should consider before investing in our common units. We urge you to read carefully the entire prospectus, the documents we have incorporated by reference and our financial statements and the notes to those statements, before making an investment decision. Please also read “Risk Factors” in this prospectus supplement, the accompanying base prospectus, our Annual Report on Form 10-K for the year ended December 31, 2022 and our subsequent filings with the Securities and Exchange Commission (“SEC”) that are incorporated by reference herein.
In this prospectus, references to “NuStar Energy,” “we,” “us,” “our” and the “Partnership” mean NuStar Energy L.P., one or more of our consolidated subsidiaries or all of them taken as a whole, unless otherwise noted.
NuStar Energy L.P.
NuStar Energy is primarily engaged in the transportation, terminalling and storage of petroleum products and renewable fuels and the transportation of anhydrous ammonia. We also market petroleum products. Our business is managed under the direction of the board of directors of NuStar GP, LLC, the general partner of our general partner, Riverwalk Logistics, L.P., both of which are wholly owned subsidiaries of ours.
Our operations consist of three reportable business segments: pipeline, storage and fuels marketing. As of June 30, 2023, our assets included 9,475 miles of pipeline and 63 terminal and storage facilities, which provided approximately 49 million barrels of storage capacity. We conduct our operations through our wholly owned subsidiaries, primarily NuStar Logistics, L.P. and NuStar Pipeline Operating Partnership L.P.
Pipeline Segment
As of June 30, 2023, our pipeline operations consist of the transportation of refined products, crude oil and anhydrous ammonia, including:
•	refined product pipelines with an aggregate length of 2,915 miles and crude oil pipelines with an aggregate length of 2,065 miles in Texas, Oklahoma, Colorado and New Mexico;
•	a 2,045-mile refined product pipeline originating in southern Kansas and terminating at Jamestown, North Dakota, with a western extension to North Platte, Nebraska and an eastern extension into Iowa;
•	a 450-mile refined product pipeline originating at Marathon Petroleum Corporation’s Mandan, North Dakota refinery and terminating in Minneapolis, Minnesota;
•
an approximately 2,000-mile anhydrous ammonia pipeline originating in the Louisiana delta area and then running north through the Midwestern United States to Missouri before forking east and west to terminate in Indiana and Nebraska (the “Ammonia Pipeline”); and

•	our refined product pipeline and crude oil pipeline systems have storage capacity of approximately 13.0 million barrels.
We charge tariffs on a per barrel basis for transporting refined products, crude oil and other feedstocks in our refined product and crude oil pipelines and on a per ton basis for transporting anhydrous ammonia in the Ammonia Pipeline.
Storage Segment
Our storage segment is comprised of our facilities that provide storage, handling and other services for refined products, crude oil, specialty chemicals, renewable fuels and other liquids. As of June 30, 2023, we owned and operated 29 terminal and storage facilities in the United States and one terminal in Nuevo Laredo, Mexico, with an aggregate storage capacity of approximately 36.4 million barrels.
We generate storage segment revenues through fees for tank storage agreements, under which a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage terminal revenues), and throughput agreements, under which a customer pays a fee per barrel for volumes moved through our terminals (throughput terminal revenues). Our terminals also provide blending, additive injections, handling and filtering services for which we charge additional fees.

Fuels Marketing Segment
The fuels marketing segment mainly includes our bunkering operations in the Gulf Coast, as well as certain of our blending operations associated with our Central East System. The results of operations for the fuels marketing segment depend largely on the margin between our costs and the sales prices of the products we market. Therefore, the results of operations for this segment are more sensitive to changes in commodity prices compared to the operations of the pipeline and storage segments. We enter into derivative contracts to attempt to mitigate the effects of commodity price fluctuations.
Principal Executive Offices and Internet Address
Our principal executive offices are located at 19003 IH-10 West, San Antonio, Texas 78257, and our telephone number is (210) 918-2000. Our website is located at https://www.nustarenergy.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING
Issuer
NuStar Energy L.P.
Common units offered by us
12,000,000 common units (13,800,000 common units if the underwriters exercise their option to purchase up to an additional 1,800,000 common units in full)
Common units outstanding before this offering
110,907,171 common units
Common units outstanding after this offering
122,907,171 common units (124,707,171 common units if the underwriters exercise their option to purchase up to an additional 1,800,000 common units in full)
Use of proceeds
We intend to use the net proceeds from this offering of approximately $    (or approximately $    if the underwriters exercise their option to purchase additional common units in full) (after deducting underwriting discounts and commissions and estimated offering expenses), to redeem (the “Redemption”) a portion of our outstanding Series D Cumulative Convertible Preferred Units (“Series D Preferred Units”) and to pay for related fees and expenses. As of August 8, 2023, following the redemption of 2,560,000 Series D Preferred Units on July 31, 2023, we had 8,286,650 Series D Preferred Units outstanding. Pending the use of the net proceeds from this offering for the Redemption, we intend to use the net proceeds from this offering for the repayment of outstanding borrowings under our revolving credit agreement. Amounts repaid under our revolving credit agreement may be reborrowed. See “Use of Proceeds.”
Certain of the underwriters or their affiliates are lenders under our revolving credit agreement and, in that respect, may receive a portion of the proceeds from this offering through the repayment of borrowings outstanding under our revolving credit agreement. See “Underwriting.”
Material tax considerations
For a discussion of other material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “Material Tax Considerations” beginning on page S-8 of this prospectus supplement and “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus.
New York Stock Exchange symbol
“NS”
Risk factors
You should read risk factors on page S-4 of this prospectus supplement and beginning on page 4 of the accompanying base prospectus and in the documents incorporated by reference herein, as well as the other cautionary statements in this prospectus and the documents incorporated by reference herein regarding risks you should consider before investing in our common units.

RISK FACTORS
Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider those risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2022, which are incorporated herein by reference, together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference, in evaluating an investment in our common units.
If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our common units could decline and you could lose all or part of your investment.

USE OF PROCEEDS
We estimate that the net proceeds from this offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $    million ($    million if the underwriters exercise their option to purchase 1,800,000 additional common units in full).
We intend to use the net proceeds from this offering for the Redemption. As of August 8, 2023, following the redemption of 2,560,000 Series D Preferred Units on July 31, 2023, we had 8,286,650 Series D Preferred Units outstanding. Pending the use of the net proceeds from this offering for the Redemption, we intend to use the net proceeds from this offering for the repayment of outstanding borrowings under our revolving credit agreement. Amounts repaid under our revolving credit agreement may be reborrowed.
As of June 30, 2023, the outstanding balance of borrowings under our revolving credit agreement was approximately $245.0 million and the weighted average interest rate under the revolving credit agreement was 7.7%. Our revolving credit agreement is currently scheduled to mature on January 27, 2027. We use our revolving credit agreement to fund working capital requirements and for general partnership purposes.
Certain of the underwriters or their affiliates are lenders under our revolving credit agreement and, in that respect, may receive a portion of the proceeds from this offering through the repayment of borrowings outstanding under our revolving credit agreement. See “Underwriting.”

CAPITALIZATION
The following table sets forth our capitalization and cash and cash equivalents position as of June 30, 2023:
•	an actual basis;
•
an as adjusted basis to give effect to (a) the redemption of 2,560,000 of our Series D Preferred Units that closed on July 31, 2023, and (b) this offering of 12,000,000 common units, the application of the net proceeds therefrom to repay borrowings under our revolving credit agreement pending the consummation of the Redemption, after deducting the underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the underwriters’ option to purchase additional common units); and

•	an as further adjusted basis to give further effect to the consummation of the Redemption.
This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the accompanying notes incorporated by reference into this prospectus supplement and the accompanying base prospectus and “Use of Proceeds” in this prospectus supplement. In addition, investors should not place undue reliance on the as adjusted or as further adjusted information included below because this offering is not contingent upon completion of any of the transactions reflected in the adjustments below.
	As of June 30, 2023
	(unaudited, dollars in thousands)
	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents(1)	$3,813	$3,813	$3,813
Current portion of finance leases	$4,677	$4,677	$4,677

Long term debt:
NuStar Logistics revolving credit agreement(2)	245,000
NuStar Logistics 5.750% senior notes due 2025	600,000	600,000	600,000
NuStar Logistics 6.000% senior notes due 2026	500,000	500,000	500,000
NuStar Logistics 5.625% senior notes due 2027	550,000	550,000	550,000
NuStar Logistics 6.375% senior notes due 2030	600,000	600,000	600,000
NuStar Logistics subordinated notes due 2043	402,500	402,500	402,500
Gulf Opportunity Zone revenue bonds due 2038-2041(3)	322,140	322,140	322,140
NuStar Finance receivables financing agreement	71,200	71,200	71,200
Finance Leases	50,356	50,356	50,356
Unamortized issuance costs	(30,635)	(30,635)	(30,635)
Total long-term debt	$3,310,561	$	$

Mandatorily redeemable Series D Preferred Units (2,560,000 outstanding as of June 30, 2023, actual, and 0 outstanding as of June 30, 2023, as adjusted and as further adjusted)(4)	$81,229	$—	$—
Series D Preferred Units (8,286,650 outstanding as of June 30, 2023, actual and as adjusted, and outstanding as of June 30, 2023, as further adjusted)	$230,264	$230,264	$

Partners’ equity
Preferred limited partners
Series A preferred units (9,060,000 outstanding as of June 30, 2023)	$218,307	$218,307	$218,307
Series B preferred units (15,400,000 outstanding as of June 30, 2023)	371,476	371,476	371,476
Series C preferred units (6,900,000 outstanding as of June 30, 2023)	166,518	166,518	166,518
Common limited partners (110,906,500 common units outstanding as of June 30, 2023, actual, and 122,906,500 common units outstanding as of June 30, 2023, as adjusted and as further adjusted)	144,409
Accumulated other comprehensive loss	(31,393)	(31,393)
Total Partners’ equity	$869,317	$	$
Total capitalization	$4,496,048	$	$
(1)
Cash and cash equivalents, as adjusted and as further adjusted, does not reflect cash generated by our operations since June 30, 2023 and used in connection with the partial redemption of Series D Preferred Units on July 31, 2023.

(2)	As of August 4, 2023, the outstanding balance of borrowings under our revolving credit agreement was $320.0 million.

(3)
The Parish of St. James, Louisiana issued, pursuant to the Gulf Opportunity Zone Act of 2005, one series of tax-exempt revenue bonds in 2008, three separate series of tax-exempt revenue bonds in 2010 and one series of tax-exempt revenue bonds in 2011 associated with our St. James terminal expansion (collectively, the “GoZone Bonds”). In June 2020, NuStar Logistics, L.P. completed the reoffering and conversion of the GoZone Bonds to convert the interest rate from a weekly rate to a long-term rate.

(4)
On June 29, 2023, we notified the holders of our Series D Preferred Units of our intent to exercise our right to redeem an aggregate 2,560,000 of our Series D Preferred Units, at a price per unit of $32.18 for an aggregate purchase price of $82.4 million. This redemption closed on July 31, 2023.

MATERIAL TAX CONSIDERATIONS
The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership, and disposition of units, see “Material U.S. Federal Income Tax Consequences” beginning on page 36 of the accompanying base prospectus. The following discussion is limited and does not address certain holders, in each case as described under the caption “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus. Please also read “Risk Factors—Tax Risks to our Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2022, for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences particular to your circumstances.
Partnership Status
We expect to be treated as a partnership for U.S. federal income tax purposes and, subject to the discussion under “—Administrative Matters—Information Returns and Audit Procedures,” in the base prospectus, generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability, even if we make no cash distributions to him. Distributions we make to a unitholder are generally not taxable to him unless the amount of cash distributed to him exceeds his adjusted basis in his units. Please read “Material U.S. Federal Income Tax Consequences —Tax Consequences of Common Unit Ownership—Treatment of Distributions” and “Material U.S. Federal Income Tax Consequences —Disposition of Common Units,” each in the accompanying base prospectus.
Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, storage and marketing of any mineral or natural resource. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Sidley Austin LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.
It is the opinion of Sidley Austin LLP that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, NuStar Energy will be classified as partnership for U.S. federal income tax purposes.
In rendering its opinion, Sidley Austin LLP has relied on factual representations made by us and our general partner, including, without limitation:
(1)	none of NuStar Energy, NuStar Logistics or NuPOP has elected, nor will elect, to be treated as a corporation; and
(2)
for each taxable year, more than 90% of NuStar Energy’s gross income has been and will be income of the type that Sidley Austin LLP has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe these representations are true and expect that these representations will continue to be true in the future.
If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us except to the extent that our liabilities exceed the tax basis of our assets at that time. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships.
Modifications to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in the common units.
At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our unitholders.
If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made by us to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, or taxable capital gain after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.
The discussion below is based on Sidley Austin LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.
Limitations on Excess Business Losses
For taxpayers other than corporations in taxable years beginning after December 31, 2017, and before January 1, 2027, an “excess business loss” limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount for 2023 is $289,000, or $578,000 for taxpayers filing a joint return, and is adjusted annually. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable unitholder in the following taxable year if certain conditions are met. Unitholders to which this excess business loss limitation applies will take their allocable share of our items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate unitholder after the passive loss limitations and may limit such unitholders’ ability to utilize any losses we generate that are allocable to such unitholder and that are not otherwise limited by the basis, at-risk and passive loss limitations. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses,” in our accompanying base prospectus.
Non-U.S. Unitholders
Non-resident alien individuals, foreign corporations and other foreign persons (collectively, “Non-U.S. Unitholders”) are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our distributions to Non-U.S. Unitholders will be subject to withholding at the highest applicable effective tax rate. In addition, distributions to a Non-U.S. Unitholder will also be subject to a 10% withholding tax on the amount of any distribution in excess of our cumulative net income. We intend to treat all of our distributions as being in excess of our cumulative net income for such purposes and subject to the 10% withholding tax. Accordingly, distributions to a Non-U.S. Unitholder will be subject to a combined withholding tax rate equal to the sum of the highest applicable effective tax rate and 10%. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
In addition, because a Non-U.S. Unitholder that is classified as a non-U.S. corporation will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our earnings and profits, as adjusted for changes in the corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.
A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Gain on the sale or disposition of a common unit will be treated as effectively connected with a U.S. trade or business to the extent that a Non-U.S. Unitholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of our assets at fair market value on the date of the sale or exchange of that unit. As a result, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership interests regularly traded on an established securities market will not prevent a Non-U.S. Unitholder from being subject to U.S. federal income tax on gain from the sale or disposition of its common units to the extent such gain is effectively connected with a U.S. trade or business. We expect substantially all of the gain from the sale or disposition of our common units to be treated as effectively connected with a U.S. trade or business.
Upon the sale, exchange or other disposition of a common unit by a Non-U.S. Unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. The U.S. Department of the Treasury and the IRS have issued final regulations providing guidance on the application of these rules for transfers of certain publicly traded partnership interests, including transfers of our units. Under these regulations, the “amount realized” on a transfer of our units will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor, and such broker will generally be responsible for the relevant withholding obligations. The U.S. Department of the Treasury and the IRS have provided that these rules will generally not apply to transfers of, or distributions on, common units occurring before January 1, 2023. Prospective Non-U.S. Unitholders should consult their tax advisors regarding the impact of these rules on an investment in our common units.
Additional withholding requirements may also affect certain Non-U.S. Unitholders. Please read “Material U.S. Federal Income Tax Consequences—Administrative Matters—Additional Withholding Requirements” in the accompanying base prospectus.

UNDERWRITING
Barclays Capital Inc. and Citigroup Global Markets Inc. will be acting as joint lead book-running managers. Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying base prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units set forth opposite its name:
Underwriters	Number of Common Units
Barclays Capital Inc.
Citigroup Global Markets Inc.
Total
The underwriting agreement provides that the underwriters’ obligation to purchase the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below) depends on the satisfaction of the conditions contained in the underwriting agreement, including:
•	the representations and warranties made by us to the underwriters are true;
•	there is no material change in our business or in the financial markets; and
•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
The underwriters may receive from purchasers of our common units normal brokerage commissions in amounts agreed with such purchasers. The underwriters may offer our common units from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. In connection with the sale of the common units offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling our common units to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from either or both of the underwriters and purchasers of our common units for whom they may act as agents or to whom they may sell as principal.
The expenses of the offering that are payable by us are estimated to be $800,000.
Option to Purchase Additional Common Units
We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,800,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 12,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table above.
Lock-up Agreement
We, our general partner and certain of its affiliates, including the directors and executive officers of NuStar GP, LLC, have agreed not to, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., (i) offer for sale, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common units or any securities which may be converted into or exercised or exchanged for any common units, (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, (iii) file any registration statement relating to the registration of any common units or securities convertible or exchangeable into common units, or (iv) publicly disclose the intention to do any of these actions for a period of 60 days from the date of this prospectus supplement (the “Lock-Up Period”). The restrictions in this paragraph do not apply to the issuance by us of common units in connection with this offering, issuances of common units, or securities convertible into or exercisable or exchangeable for common units, pursuant to our incentive plans, sales of common units to satisfy tax withholding obligations under our incentive plans, transfers of common units as bona fide gifts by the directors and executive officers of NuStar GP, LLC and the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common units, provided that such plan does not provide for the transfer of common units during the Lock-Up Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be voluntarily made by or on behalf of the any lock-up party or us and to the extent any such announcement or filing is required to be made, such announcement or filing shall include a statement to the effect that no transfer of common units may be made during the Lock-up Period in contravention of the lock-up agreement.
Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release any of the Lock-up Securities in whole or in part at any time with or without notice. Barclays Capital Inc. and Citigroup Global Markets Inc. have no present intent or arrangement to release any of the Lock-up Securities. The release of any lock-up is considered on a case-by-case basis. Factors that will be considered in deciding whether to release Lock-up Securities may include the length of time before the lock-up period expires, the number of Lock-up Securities involved, the reason for the requested release, market conditions, the trading price of the Lock-up Securities and the historical trading volume of the Lock-up Securities.
Listing
The common units are traded on the New York Stock Exchange under the symbol “NS.”
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization and Short Positions
The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of common units in the open market after the initial distribution of the common units has been completed in order to cover syndicate short positions.

•
These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
This prospectus supplement and the accompanying base prospectus in electronic format may be made available on Internet sites or through other online services maintained by one of more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by Barclays Capital Inc. and Citigroup Global Markets Inc. on the same basis as other allocations.
Other than the prospectus supplement and the accompanying base prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying base prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.
Other Relationships
Certain of the underwriters and their related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions. Affiliates of certain of the underwriters are lenders under our revolving credit agreement and, accordingly, may receive a portion of the net proceeds from this offering. In addition, certain affiliates of the underwriters are lenders under our revolving credit agreement and have also served additional roles under that agreement, such as administrative agent, bookrunner, lead arranger, documentation agent and syndication agent, for which they have received customary fees and reimbursement of expenses.
In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Direct Participation Plan Requirements
Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions
General
This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of our common units or possession or distribution of this prospectus or any other offering or publicity material relating to our common units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common units by it will be made on the same terms.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below) (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common units described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common units that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:
•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.
Each purchaser of common units described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.
The sellers of the common units have not authorized and do not authorize the making of any offer of common units through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common units as contemplated in this prospectus supplement. Accordingly, no purchaser of the common units, other than the underwriters, is authorized to make any further offer of the common units on behalf of the sellers or the underwriters.
Notice to Prospective Investors in the United Kingdom
This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus

Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS
The validity of the common units will be passed upon for us by Sidley Austin LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Houston, Texas.
EXPERTS
The consolidated financial statements of NuStar Energy L.P. as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
NuStar Energy has filed a registration statement with the SEC under the Securities Act that registers the offer and sale of the common units covered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, NuStar Energy files annual, quarterly and other reports and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. NuStar Energy’s SEC filings are available on the SEC’s website at https://www.sec.gov.
The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by NuStar Energy with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any portions of the respective filings that are deemed furnished and not filed with the SEC on a Current Report on Form 8-K (including exhibits related thereto) or other applicable SEC rules prior to the termination of the offering under this prospectus supplement.
•	Annual Report on Form 10-K (File No. 001-16417) for the year ended December 31, 2022, filed on February 23, 2023;
•	the portions of our Definitive Proxy Statement filed with the SEC on March 9, 2023 that are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2022;
•	Quarterly Reports on Form 10-Q (File No. 001-16417) for the quarter ended March 31, 2023, filed on May 5, 2023, and for the quarter ended June 30, 2023, filed on August 4, 2023;
•	Current Reports on Form 8-K (File No. 001-16417) filed on February 16, 2023, March 24, 2023, April 28, 2023, June 30, 2023 and August 1, 2023; and
•
the descriptions of NuStar Energy’s common units and preferred units set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating those descriptions.

Each of these documents is available from the SEC’s website described above. Through our website, https://www.nustarenergy.com, you can access electronic copies of documents NuStar Energy files with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to those reports. Information on NuStar Energy’s website is not incorporated by reference in this prospectus supplement. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Investor Relations, NuStar Energy L.P., at our principal executive office, which is: 19003 IH-10 West, San Antonio, Texas 78257; Telephone 210-918-INVR (4687).

FORWARD-LOOKING STATEMENTS
Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements, such as statements regarding our plans, strategies, objectives, expectations, estimates, predictions, projections, assumptions, intentions, resources and the future impact of economic activity and the actions by oil-producing nations on our business. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this report. These forward-looking statements can generally be identified by the words “anticipates,” “believes,” “expects,” “plans,” “intends,” “estimates,” “forecasts,” “budgets,” “projects,” “will,” “could,” “should,” “may” and similar expressions. These statements reflect our current views with regard to future events and are subject to various risks, uncertainties and assumptions, which may cause actual results to differ materially. Please read Item 1A. “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2022, as well as additional information provided from time to time in our subsequent filings with the Securities and Exchange Commission, for a discussion of certain of those risks, uncertainties and assumptions.
If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those described in any forward-looking statement. Other unknown or unpredictable factors could also have material adverse effects on our future results. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this prospectus or, in the case of case forward-looking statements contained in any document incorporated by reference, the date of such accompanying document. We do not intend to update these statements unless we are required by the securities laws to do so, and we undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PROSPECTUS

NUSTAR ENERGY L.P.

Common Units Representing Limited Partner Interests
Preferred Units Representing Limited Partner Interests
NUSTAR LOGISTICS, L.P.

Debt Securities
NuStar Energy L.P. may, in one or more offerings, offer and sell common and preferred units representing limited partner interests in NuStar Energy L.P. NuStar Energy L.P. common units are listed for trading on the New York Stock Exchange under the symbol “NS.” NuStar Logistics, L.P. may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. We will provide information in the related prospectus supplement for the trading market, if any, for any preferred units NuStar Energy L.P. may offer or debt securities NuStar Logistics, L.P. may offer.
We will offer the securities in amounts and at prices and on terms to be determined by market conditions and other factors at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities, and also may add, update or change information contained in this prospectus.
You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. For a discussion of the factors you should consider before deciding to purchase our securities, please see “Risk Factors,” beginning on page 4 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 13, 2022

i

ABOUT THIS PROSPECTUS
The information contained in this prospectus is not complete and may be changed. We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any prospectus supplement or documents to which we otherwise refer you. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission (“SEC”) that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since these dates.
This prospectus is part of a registration statement that we have filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”
In this prospectus, references to “NuStar Energy,” “we,” “us” and “our” mean NuStar Energy L.P., one or more of our consolidated subsidiaries or all of them taken as a whole, unless otherwise noted. References to “NuStar Logistics” mean NuStar Logistics, L.P. References to “NuPOP” mean NuStar Pipeline Operating Partnership L.P.

ABOUT NUSTAR ENERGY L.P.
NuStar Energy is a publicly held Delaware limited partnership primarily engaged in the transportation, terminalling and storage of petroleum products and renewable fuels and the transportation of anhydrous ammonia. Our business is managed under the direction of the board of directors of NuStar GP, LLC, the general partner of our general partner, Riverwalk Logistics, L.P., both of which are wholly owned subsidiaries of ours.
We conduct our operations through our wholly owned subsidiaries, primarily NuStar Logistics and NuPOP. We have three reportable business segments: pipeline, storage and fuels marketing.
Our principal executive offices are located at 19003 IH-10 West, San Antonio, Texas 78257, and our telephone number is (210) 918-2000.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), regarding the securities offered hereby. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The SEC maintains a website at https://www.sec.gov that contains reports, proxy and information statements, and other information. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.
NuStar Energy’s website is located at https://www.nustarenergy.com and NuStar Energy makes its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on NuStar Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents filed by NuStar Energy that are listed below and any future filings made by NuStar Energy with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), excluding information deemed to be furnished and not filed with the SEC, after the date on which the registration statement was initially filed with the SEC, and until all the securities are sold, prior to the termination of the offerings under this prospectus:
•	Annual Report on Form 10-K (File No. 001-16417) for the year ended December 31, 2021, filed on February 24, 2022;
•
The portions of our Definitive Proxy Statement on Schedule 14A (File No. 001-16417), filed on March 10, 2022, that are specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2021;

•	Quarterly Report on Form 10-Q (File No. 001-16417) for the quarter ended March 31, 2022, filed on May 6, 2022;
•	Current Reports on Form 8-K (File No. 001-16417) filed on January 31, 2022 and April 28, 2022; and
•
The descriptions of NuStar Energy’s common units and preferred units set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating those descriptions.

Each of these documents is available from the SEC’s website described above. Through our website, https://www.nustarenergy.com, you can access electronic copies of documents we file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Investor Relations, NuStar Energy L.P., at our principal executive office, which is: 19003 IH-10 West, San Antonio, Texas 78257; Telephone 210-918-INVR (4687).

RISK FACTORS
Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider the risk factors included in our most recent Annual Report on Form 10-K, in our Quarterly Reports on Form 10-Q and in our Current Reports on Form 8-K that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference.
If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS
Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “could,” “should,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “forecast,” “budget,” “project,” “potential” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any accompanying prospectus supplement or incorporated by reference herein, including those described in the “Risk Factors” section of our most recent Annual Report on Form 10-K and, to the extent applicable, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any prospectus supplement. The risk factors and other factors noted in this prospectus, any accompanying prospectus supplement or incorporated by reference herein or therein could cause our actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that certain statements contained in or incorporated by reference in this prospectus or any accompanying prospectus supplement as well as some statements in periodic press releases and some oral statements made by our officials and our subsidiaries during presentations about us are “forward-looking” statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those anticipated or projected. You are cautioned not to place undue reliance on such forward-looking statements.
Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any accompanying prospectus supplement or document incorporated by reference, the date of such accompanying prospectus supplement or document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based unless we are required by securities laws to do so.

USE OF PROCEEDS
Unless otherwise indicated in an accompanying prospectus supplement, NuStar Energy and NuStar Logistics expect to use the net proceeds from the sale of securities hereby for general partnership purposes, which may include, among other things:
•	the repayment of outstanding indebtedness;
•	the redemption of outstanding preferred limited partner interests;
•	working capital;
•	capital expenditures; and
•	acquisitions.
The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF NUSTAR ENERGY COMMON UNITS
General
The common units represent limited partner interests that entitle the holders to participate in NuStar Energy’s cash distributions and to exercise the rights and privileges available to common unitholders under the partnership agreement. For a description of the rights and privileges of common unitholders in and to NuStar Energy distributions, please read “Cash Distributions.” For a description of the rights and privileges of common unitholders under the partnership agreement, including voting rights, please read “The Partnership Agreement.”
Voting Rights
Each holder of common units is entitled to one vote for each unit on all matters submitted to a vote of the common unitholders, subject to any limitations contained in NuStar Energy’s partnership agreement.
Exchange Listing
Our common units are listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “NS.”
Transfer of Common Units
Any transfer of common units will not be recognized by NuStar Energy unless the transferee executes and delivers a transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of NuStar Energy’s transfer agent or issued a common unit certificate or other evidence of the issuance of uncertificated common units. Purchasers may hold common units in nominee accounts.
Transfer Agent and Registrar
Our transfer agent and registrar for the common units is Computershare Trust Company, N.A.

DESCRIPTION OF NUSTAR ENERGY PREFERRED UNITS
NuStar Energy’s partnership agreement authorizes NuStar Energy, subject to any approvals required by the holders of Preferred Units (as defined below), to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions established by NuStar Energy’s general partner in its sole discretion without the approval of any limited partners. In accordance with the Delaware Revised Uniform Limited Partnership Act (the “Delaware law”) and the provisions of NuStar Energy’s partnership agreement, NuStar Energy may issue additional partnership securities that have special voting rights to which common units are not entitled. As of March 31, 2022, NuStar Energy had 9,060,000 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (“Series A Preferred Units”), 15,400,000 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (“Series B Preferred Units”), 6,900,000 9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (“Series C Preferred Units”) and 23,246,650 Series D Cumulative Convertible Preferred Units (the “Series D Preferred Units” and, together with the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units, the “Preferred Units”).
Should NuStar Energy offer preferred units under this prospectus, a prospectus supplement relating to the particular series of preferred units offered will include the specific terms of those preferred units, including, among other things, the following:
•	the designation, stated value and liquidation preference of the preferred units and the number of preferred units offered;
•	the initial public offering price at which the preferred units will be issued;
•	any conversion or exchange provisions of the preferred units;
•	any redemption or sinking fund provisions of the preferred units;
•	the distribution rights of the preferred units, if any;
•	a discussion of any additional material federal income tax considerations regarding the preferred units; and
•	any additional rights, preferences, privileges, limitations and restrictions of the preferred units.

CASH DISTRIBUTIONS
General
Within 45 days after the end of each quarter, NuStar Energy will distribute all of its available cash to its common unitholders of record on the applicable record date.
Available cash is defined in NuStar Energy’s partnership agreement and generally means, with respect to any fiscal quarter, the sum of all cash and cash equivalents at the end of such quarter, plus any cash resulting from working capital borrowings made subsequent to the end of such quarter, less the amount of any cash reserves that NuStar Energy’s general partner determines in its reasonable discretion are necessary or appropriate to:
•	provide for the proper conduct of NuStar Energy’s business, including reserves for future capital expenditures and anticipated credit needs;
•	comply with applicable law or any debt instrument or other agreement or obligation;
•	provide funds for payments to holders of NuStar Energy’s preferred units; or
•	provide funds for distributions with respect to any one or more of the next four fiscal quarters, provided, however, that pursuant to the partnership agreement, NuStar Energy’s general partner may not establish cash reserves pursuant to the fourth bullet point above if the effect of such reserves would be that NuStar Energy is unable to distribute to each common unitholder at least the minimum quarterly distribution as set forth in the partnership agreement.
NuStar Energy’s policy is, to the extent it has sufficient available cash from operating surplus, as defined in the partnership agreement, to distribute to each common unitholder a quarterly distribution of $0.40 per quarter or $1.60 per year. However, there is no guarantee that NuStar Energy will pay a distribution on the common units in any quarter and NuStar Energy may be prohibited from making any distributions to unitholders if it would cause an event of default under the terms of NuStar Energy’s indebtedness. In addition, NuStar Energy’s Preferred Units rank senior to the common units with respect to distribution rights and rights upon liquidation. If NuStar Energy does not pay the required distributions (including any arrears) on its Preferred Units, it will be unable to pay distributions on the common units.
Distributions of Cash Upon Liquidation
If NuStar Energy dissolves in accordance with the partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. NuStar Energy will first apply the proceeds of liquidation to the payment of, or provision of payment for, its creditors. NuStar Energy will then pay any accumulated and unpaid distributions and the applicable liquidation preference on the Preferred Units. NuStar Energy will distribute any remaining proceeds to common unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.
Distribution Stopper Pursuant to Subordinated Notes
On January 22, 2013, NuStar Logistics issued $402.5 million of fixed-to-floating rate subordinated notes due January 15, 2043 (the “Subordinated Notes”). Effective January 15, 2018, the interest rate on the Subordinated Notes switched to an annual rate equal to the sum of the three-month LIBOR for the related quarterly interest period, plus 6.734% payable quarterly, commencing with the interest payment due April 15, 2018. As of March 31, 2022, the interest rate was 6.97%. The Subordinated Notes are fully and unconditionally guaranteed on an unsecured and subordinated basis by NuStar Energy and NuPOP.
In accordance with the terms of the notes, NuStar Logistics may elect to defer interest payments on the Subordinated Notes on one or more occasions for up to five consecutive years. Deferred interest will accumulate at a rate equal to the interest rate then applicable to the Subordinated Notes until paid. If NuStar Logistics elects to defer interest payments, NuStar Energy cannot declare or make cash distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, its equity securities during the period that interest is deferred.

THE PARTNERSHIP AGREEMENT
The following is a summary of the material provisions of NuStar Energy’s partnership agreement and is qualified by reference to NuStar Energy’s partnership agreement, which is included as an exhibit to the registration statement of which this prospectus constitutes a part.
Organization and Duration
NuStar Energy was organized in December 1999 and will continue in existence until dissolved in accordance with the partnership agreement.
Purpose
The purpose of NuStar Energy is: (1) to serve as a partner of NuStar Logistics, one of NuStar Energy’s primary operating subsidiaries, and its other subsidiaries established for conducting the business of NuStar Energy (collectively, the “Operating Partnership”); (2) to engage in any business activities that may be engaged in by the Operating Partnership or that are approved by NuStar Energy’s general partner, provided that NuStar Energy’s general partner must reasonably determine that such activity generates or enhances the operations of any activity that generates “qualifying income,” as this term is defined in Section 7704 of the Internal Revenue Code of 1986, as amended; (3) to serve as a member of NuStar GP Holdings, LLC and to exercise all the rights and powers held by NuStar Energy as a member of NuStar GP Holdings, LLC as the member of NuStar GP, LLC; and (4) to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to NuStar Energy’s subsidiaries. NuStar Energy’s general partner has no obligation or duty to NuStar Energy, its limited partners or assignees of partnership interests to propose or approve, and in its discretion may decline to propose or approve, the conduct by NuStar Energy of any business.
Power of Attorney
Each limited partner, and each person who acquires a limited partner interest and executes and delivers a transfer application, grants to NuStar Energy’s general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of NuStar Energy. The power of attorney also grants NuStar Energy’s general partner and the liquidator the authority to amend the partnership agreement, and to make consents and waivers under the partnership agreement.
Capital Contributions
NuStar Energy’s unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
Limited Liability
Assuming that a limited partner does not participate in the control of NuStar Energy’s business within the meaning of Delaware law, and that it otherwise acts in conformity with the provisions of NuStar Energy’s partnership agreement, the limited partner’s liability under the Delaware law will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to NuStar Energy for such partner’s units plus the partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it, as described below. If it were determined, however, that the right or exercise of the right, by the limited partners as a group:
•	to remove or replace NuStar Energy’s general partner;
•	to approve some amendments to the partnership agreement; or
•	to take other action under the partnership agreement
constituted “participation in the control” of NuStar Energy’s business for the purposes of the Delaware law, then the limited partners could be held personally liable for NuStar Energy’s obligations under the laws of Delaware, to the same extent as its general partner. This liability would extend to persons who transact business with NuStar Energy who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct.
Neither NuStar Energy’s partnership agreement nor the Delaware law specifically provides for legal recourse against NuStar Energy’s general partner if a limited partner were to lose limited liability through any fault of NuStar Energy’s general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware law, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware law provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware law will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.
NuStar Energy’s operating subsidiaries conduct business or own assets in the United States and internationally. Maintenance of NuStar Energy’s limited liability as a limited partner or member, respectively, of its operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business. Limitations on the liability of limited partners or members for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If it were determined that NuStar Energy was, by virtue of NuStar Energy’s ownership interest in its subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace NuStar Energy’s general partner, to approve certain amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of NuStar Energy’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for NuStar Energy’s obligations under the law of that jurisdiction to the same extent as its general partner under the circumstances. NuStar Energy will operate in a manner that its general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Voting Rights
The following matters require the unitholder vote specified below. Matters that require the approval of a “unit majority” require the approval of holders of a majority of the outstanding common units and the outstanding Series D Preferred Units (voting on an as-converted basis), voting together as a single class (subject to the limitations set forth in the definition of “Outstanding” in the partnership agreement).
Election of directors to the board
Plurality of the votes cast by the limited partners holding outstanding common units and Series D Preferred Units (voting on an as-converted basis), voting together as a single class, at a meeting of the limited partners. Please read “—Meetings; Voting.”

Amendment of the partnership agreement
Certain amendments may be made by NuStar Energy’s general partner without the approval of unitholders. Certain other amendments require the approval of a unit majority. Certain other amendments require the approval of the holders of a super-majority of outstanding common units and Series D Preferred Units (voting on an as-converted basis), voting together as a single class. Certain amendments that would have a material adverse effect on a class of NuStar Energy interests require the approval of a majority of NuStar Energy interests to be affected by such amendment. Please read “—Amendment of the Partnership Agreement.”

Merger or the sale of all or substantially all of NuStar Energy’s assets	The holders of a unit majority. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of NuStar Energy	The holders of a unit majority. Please read “—Termination and Dissolution.”

Removal/Replacement of the general partner	The holders of a unit majority. Please read “—Withdrawal or Removal of the General Partner.”
Issuance of Additional Securities
NuStar Energy’s partnership agreement authorizes NuStar Energy, subject to any approvals required by the holders of Preferred Units, to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions established by NuStar Energy’s general partner in its sole discretion without the approval of any limited partners.
Except for restrictions arising from the need for approval of the holders of Preferred Units, there are no restrictions under the partnership agreement on the ability of NuStar Energy’s general partner to issue partnership securities, including partnership securities junior or senior to the common units.
It is possible that NuStar Energy will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units NuStar Energy issues will be entitled to share equally with the then-existing common unitholders in NuStar Energy’s distributions of available cash and additional partnership securities may be senior to the common units with respect to distributions. In addition, the issuance of additional partnership securities may dilute the value of the interests of the then-existing common unitholders in NuStar Energy’s net assets.
In accordance with Delaware law and the provisions of the partnership agreement, NuStar Energy may also issue additional partnership securities that, in the sole discretion of NuStar Energy’s general partner, may have special voting rights to which common units are not entitled.
No person will have any preemptive, preferential or other similar right with respect to the issuance of any partnership securities.
Amendment of the Partnership Agreement
General
Amendments to the partnership agreement may be proposed only by or with the consent of NuStar Energy’s general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, NuStar Energy’s general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
Prohibited Amendments
No amendment may be made that would:
•
amend, alter, change, repeal or rescind, in any respect, a provision of the partnership agreement that establishes a percentage of outstanding units required to take any action, that would have the effect of reducing such voting percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;
•
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by NuStar Energy to its general partner or any of its affiliates without the consent of NuStar Energy’s general partner, which may be given or withheld in its sole discretion;

•	change the term of NuStar Energy;
•	provide that NuStar Energy is not dissolved upon an election to dissolve NuStar Energy by its general partner that is approved by the holders of a unit majority;
•	give any person the right to dissolve NuStar Energy, other than its general partner’s right to dissolve NuStar Energy with the approval of the holders of a unit majority; or
•
have a material adverse effect on the rights or preferences of any class of partnership securities in relation to other classes of partnership securities, unless approved by the holders of not less than a majority of the outstanding partnership securities of the class affected.

The provision of the partnership agreement prohibiting amendments to the partnership agreement having the effects described in the seven bullets above can be amended, subject to certain exceptions, only upon the approval of the holders of at least 90% of the outstanding common units and Series D Preferred Units (voting on an as-converted basis), voting together as a single class. In addition, no amendment may be made to the partnership agreement that would have a material adverse effect on the powers, preferences, duties or special rights of the Preferred Units without first obtaining the affirmative vote or consent of the holders of (a) 66-2/3% of the respective outstanding class of Series A Preferred Units, Series B Preferred Units and Series C Preferred Units or (b) a majority of the outstanding Series D Preferred Units.
No Unitholder Approval
NuStar Energy’s general partner may generally make amendments to the partnership agreement without the approval of any partner or assignee to reflect:
•	a change in the name of NuStar Energy, the location of the principal place of business of NuStar Energy, the registered agent or the registered office of NuStar Energy;
•	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;
•
a change that, in the sole discretion of NuStar Energy’s general partner, is necessary or advisable to qualify or continue the qualification of NuStar Energy as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither NuStar Energy nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•
an amendment that is necessary, in the opinion of counsel to NuStar Energy, to prevent NuStar Energy, its general partner, NuStar GP, LLC, or any of the directors, officers, agents or trustees of NuStar GP, LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•
subject to any restrictions imposed by the terms of the Preferred Units and the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of NuStar Energy’s general partner is necessary or advisable for the authorization of additional partnership securities;

•	any amendment expressly permitted in the partnership agreement to be made by NuStar Energy’s general partner acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;
•
any amendment that, in the discretion of NuStar Energy’s general partner, is necessary or advisable for the formation by NuStar Energy of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

•	a change in the fiscal year or taxable year of NuStar Energy and related changes; and
•	any other amendments substantially similar to any of the matters described above.

In addition, subject to any restrictions imposed by the terms of the Preferred Units, NuStar Energy’s general partner may make amendments to the partnership agreement without the approval of any partner or assignee if those amendments, in the discretion of NuStar Energy’s general partner:
•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;
•
are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which NuStar Energy’s general partner deems to be in the best interests of NuStar Energy and the limited partners;

•	are necessary or advisable for any action taken by NuStar Energy’s general partner relating to splits or combinations of partnership securities under the provisions of the partnership agreement; or
•	are required to effect the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.
Opinion of Counsel and Unitholder Approval
Except for amendments described above under “—No Unitholder Approval” or in connection with a merger, no other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units and Series D Preferred Units (voting on an as-converted basis), voting together as a single class, unless NuStar Energy obtains an opinion of counsel to the effect that the amendment will not affect the limited liability of any limited partner of NuStar Energy under applicable law.
Merger, Sale or Other Disposition of Assets
Subject to certain exceptions, a merger or consolidation of NuStar Energy requires the prior approval of NuStar Energy’s general partner. NuStar Energy’s general partner must also approve the merger agreement, which must include certain information as set forth in NuStar Energy’s partnership agreement. Once approved by NuStar Energy’s general partner, the merger agreement must be submitted to a vote of common unitholders and Series D Preferred Unitholders (voting on an as-converted basis), voting together as a single class, and the merger agreement will be approved upon receipt of the affirmative vote or consent of the holders of a unit majority (unless the affirmative vote of the holders of a greater percentage is required under the merger agreement or Delaware law).
Except in connection with a dissolution and liquidation of NuStar Energy or a duly approved merger, NuStar Energy’s general partner may not (a) sell, exchange or otherwise dispose of all or substantially all of NuStar Energy’s assets in a single transaction or a series of related transactions, or (b) approve on behalf of NuStar Energy the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership without the approval of the holders of a unit majority. However, NuStar Energy’s general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of NuStar Energy or the Operating Partnership without the approval of the unitholders. In addition, NuStar Energy’s general partner may sell any or all of the assets of NuStar Energy or the Operating Partnership in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of the unitholders.
Termination and Dissolution
NuStar Energy will continue in existence as a limited partnership until terminated in accordance with its partnership agreement. NuStar Energy will dissolve upon:
•	the election of NuStar Energy’s general partner to dissolve NuStar Energy, if approved by the holders of a unit majority;
•	the entry of a decree of judicial dissolution of NuStar Energy pursuant to Delaware law;
•	the sale of all or substantially all of the assets and properties of NuStar Energy, the Operating Partnership and their respective subsidiaries; or

•
the withdrawal or removal of NuStar Energy’s general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute NuStar Energy and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of a unit majority, subject to receipt by NuStar Energy of an opinion of counsel to the effect that:
•	the action would not result in the loss of limited liability of any limited partner; and
•
neither NuStar Energy, the reconstituted limited partnership, nor any operating subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds
Upon its dissolution, unless NuStar Energy is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up NuStar Energy’s affairs will, acting with all of the powers of NuStar Energy’s general partner that the liquidator deems necessary or desirable in its judgment, liquidate NuStar Energy’s assets and apply the proceeds of the liquidation as provided in “Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of NuStar Energy’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.
Withdrawal or Removal of the General Partner
NuStar Energy’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. In addition, the partnership agreement permits NuStar Energy’s general partner to sell or otherwise transfer all of its general partner interest in NuStar Energy without the approval of the unitholders. Please read “—Transfer of General Partner Interests.”
Upon the withdrawal of NuStar Energy’s general partner under any circumstances, other than as a result of a transfer of all or a part of its general partner interest in NuStar Energy, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, NuStar Energy will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a unit majority agree in writing to continue the business of NuStar Energy and to appoint a successor general partner. Please read “—Termination and Dissolution.”
If NuStar Energy’s general partner withdraws under circumstances where such withdrawal does not violate the partnership agreement, and a successor general partner is elected under the terms of the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests for cash. If NuStar Energy’s general partner withdraws under circumstances where such withdrawal does violate the partnership agreement, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests of the departing general partner. If such general partner interests are not purchased by the successor general partner, they will be converted into common units.
NuStar Energy’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than a unit majority, and NuStar Energy receives an opinion of counsel regarding limited liability and tax matters. Any removal of NuStar Energy’s general partner is also subject to the approval of a successor general partner by the vote of a unit majority.
If NuStar Energy’s general partner is removed under circumstances where cause does not exist, and a successor general partner is elected under the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests for cash. If NuStar Energy’s general partner is removed under circumstances where cause does exist, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests of the departing general partner. If NuStar Energy’s general partner interests are not purchased by the successor general partner, they will be converted into common units.

“Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as the general partner.
Withdrawal or removal of the general partner of NuStar Energy also constitutes withdrawal or removal of the general partner of the Operating Partnership.
In addition, NuStar Energy will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of NuStar Energy.
Transfer of General Partner Interests
NuStar Energy’s general partner may transfer all or any part of its general partner interest in NuStar Energy without unitholder approval.
No transfer by NuStar Energy’s general partner of all or any part of its general partner interest is permitted unless (1) the transferee agrees to assume the rights and duties of the general partner and be bound by the partnership agreement, (2) NuStar Energy receives an opinion of counsel regarding limited liability and tax matters and (3) such transferee agrees to purchase all of the partnership interests of the general partner as the general partner of the Operating Partnership and any of NuStar Energy’s or the Operating Partnership’s subsidiaries.
Change of Management Provisions
NuStar Energy’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove NuStar Energy’s general partner or otherwise change management, including the following:
•
with certain limited exceptions, any partnership securities held by a person that owns 20% or more of any class of partnership securities then outstanding, other than NuStar Energy’s general partner and its affiliates, cannot be voted on any matter; provided, however that such restriction generally does not apply to any Series D Preferred Units held by a person who acquired such Series D Preferred Units pursuant to the Series D Cumulative Convertible Preferred Unit Purchase Agreement, dated as of June 26, 2018, among NuStar Energy L.P. and the purchasers party thereto;

•
limiting the ability of unitholders to replace members of the board of directors of NuStar GP, LLC (the “board”) by having staggered elections where each director is elected for a three-year term and providing that directors may only be removed for cause; and

•
limiting the ability of unitholders to call meetings or to acquire information about NuStar Energy’s operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Meetings; Voting
An annual meeting of the limited partners for the election of directors to the board, and other matters that NuStar Energy’s general partner submits to a vote of the limited partners, will be held in April of each year or on such other date as determined by NuStar Energy’s general partner. Special meetings of the limited partners may be called by NuStar Energy’s general partner or by limited partners owning 20% or more of the outstanding limited partner interests of the class or classes for which a meeting is proposed.
For the purpose of determining the limited partners entitled to notice of or to vote at any meeting or to give approvals without a meeting, NuStar Energy’s general partner may set a record date, which date for purposes of notice of a meeting shall not be less than 10 days nor more than 60 days before the date of the meeting.
Each record holder of limited partner interests has a vote according to his percentage interest in NuStar Energy. Limited partner interests held for a person’s account by another person (such as a broker, dealer or bank), in whose name such limited partner interests are registered, will be voted by such other person in favor of, and at the direction of, the beneficial owner unless the arrangement between such persons provides otherwise. Representation in person or by proxy of a majority of the outstanding limited partner interests of the class or classes for which a meeting has been called will constitute a quorum at such meeting (unless a particular action by the limited partners requires approval by a greater percentage of limited partner interests, in which case the quorum shall be such greater percentage).
At any meeting at which a quorum is present, the act of the limited partners holding a majority of the outstanding limited partner interests entitled to vote at the meeting will be deemed to be the act of all the limited partners, unless a greater or different percentage is required under the partnership agreement, in which case the act of the limited partners holding such greater or different percentage of the outstanding limited partner interests will be required. At a meeting for the election of directors, directors are elected by a plurality of votes cast by the limited partners holding outstanding common units and Series D Preferred Units (voting on an as-converted basis), voting together as a single class.
If authorized by NuStar Energy’s general partner, any action that is required or permitted to be taken at a meeting of the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by the holders of the number of limited partner interests necessary to authorize or take that action at a meeting.
The Board of Directors
The number of directors on the board will be nine unless otherwise determined from time to time by a majority of the directors then in office or automatically increased pursuant to the terms of the Series D Preferred Units. Any decrease in the number of directors by the board may not have the effect of shortening the term of any incumbent director. As of May 13, 2022, there are 10 directors on the board.
The directors are grouped into three groups with respect to their terms. At each annual meeting of limited partners, successors to the directors whose terms expire at that annual meeting will be elected for a three-year term.
A director may only be removed for cause at a meeting of limited partners upon the affirmative vote of the limited partners holding a unit majority and only if, at the same meeting, the limited partners holding a unit majority nominate a replacement director and elect the replacement director to the board. Vacancies on the board (other than vacancies caused by the removal of a director by the limited partners) may be filled by a majority of the remaining directors then in office.
Nominations of persons for election as directors to the board may be made at an annual meeting of the limited partners only pursuant to NuStar Energy’s general partner’s notice of meeting (1) by or at the direction of a majority of the directors of the board or (2) by a limited partner, or a group of limited partners, that holds or beneficially owns, and has continuously held or beneficially owned without interruption for the prior two years, 5% of the outstanding common units and outstanding Series D Preferred Units (on an as-converted basis), considered together for this purpose as a single class, and such limited partner, or each limited partner in such group, (A) was a limited partner at the time the notice provided for in the partnership agreement is delivered to NuStar Energy’s general partner and (B) complies with the notice procedures set forth in the partnership agreement.
For any nominations brought before an annual meeting by a limited partner, the limited partner must give timely notice thereof in writing to NuStar Energy’s general partner. The notice must contain certain information as described in the partnership agreement. To be timely, a limited partner’s notice must be delivered to NuStar Energy’s general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a limited partner’s notice as described above.
In the event that the number of directors is increased effective after the time period for which nominations would otherwise be due and there is no public announcement by NuStar Energy or its general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a limited partner’s notice will also be considered timely with respect to nominees for the additional directorships, if it is delivered to NuStar Energy’s general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by NuStar Energy or its general partner.
Nominations for directors may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of the partnership agreement.

Only persons who are nominated in accordance with the procedures set forth in the partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as directors. Unless otherwise required by law or the partnership agreement, if each nominating limited partner does not appear at the annual or special meeting of limited partners to present a nomination, the nomination will be disregarded.
In addition to the provisions described above and in the partnership agreement, a limited partner must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. Any references in the partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to, and do not, limit any requirements applicable to nominations pursuant to the partnership agreement, and compliance with the partnership agreement is the exclusive means for a limited partner to make nominations.
Limited Call Right
If at any time NuStar Energy’s general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, NuStar Energy’s general partner will have the right (which right it may assign and transfer to NuStar Energy or any affiliate of its general partner) to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests to be purchased by NuStar Energy’s general partner will be selected by NuStar Energy’s general partner, and NuStar Energy’s general partner must mail notice of its election to purchase the interests to the holders of such interests at least 10 but not more than 60 days prior to the purchase date. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in the partnership agreement) of the limited partner interests of the class as of the date three days prior to the date NuStar Energy’s general partner mails notice of its election to purchase the limited partner interests and (2) the highest cash price paid by NuStar Energy’s general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date NuStar Energy’s general partner mails notice of its election to purchase the limited partner interests.
Transfer of Limited Partner Interests and Status as a Limited Partner or Assignee
No transfer of NuStar Energy limited partner interests represented by certificates will be recognized by NuStar Energy unless certificates representing those limited partner interests are surrendered and such certificates are accompanied by a duly executed transfer application. Each transferee of limited partner interests must execute a transfer application whereby the transferee, among other things, requests admission as a substituted limited partner, makes certain representations, executes and agrees to comply with and be bound by the partnership agreement, and gives the consents and approvals and makes the waivers contained in the partnership agreement. Transferees may hold limited partner interests in nominee accounts.
Once a transferee has executed and delivered a transfer application in accordance with the partnership agreement, the transferee becomes an assignee. An assignee becomes a limited partner upon the consent of NuStar Energy’s general partner and the recordation of the name of the assignee on NuStar Energy’s books and records. Such consent may be withheld in the sole discretion of NuStar Energy’s general partner. An assignee, pending its admission as a substituted limited partner, is entitled to an interest in NuStar Energy equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions of NuStar Energy. NuStar Energy’s general partner will vote and exercise, at the written direction of the assignee, other powers attributable to limited partner interests owned by an assignee who has not become a substituted limited partner.
Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of limited partner interests and will not receive distributions, federal income tax allocations or reports furnished to record holders of limited partner interests. The only right such transferees will have is the right to admission as a substituted limited partner upon execution of a transfer application, subject to the approval of NuStar Energy’s general partner. A nominee or broker who has executed a transfer application with respect to limited partner interests held in street name or nominee accounts will receive distributions and reports pertaining to such limited partner interests.
Non-Citizen Assignees; Redemption
If NuStar Energy, the Operating Partnership or any of their respective subsidiaries is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of NuStar Energy’s general partner, create a substantial risk of cancellation or forfeiture of any property that NuStar Energy, the Operating Partnership or any of their respective subsidiaries has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, NuStar Energy may redeem the limited partner interests held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, NuStar Energy’s general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or NuStar Energy’s general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his limited partner interests and may not receive distributions in kind upon NuStar Energy’s liquidation.
Indemnification
Under the partnership agreement, in most circumstances, NuStar Energy will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events as long as such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of NuStar Energy, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful:
•	NuStar Energy’s general partner;
•	any departing general partner;
•	any person who is or was an affiliate of NuStar Energy’s general partner or any departing general partner;
•
any person who is or was a member, partner, officer, director, employee, agent or trustee of NuStar Energy, the Operating Partnership or any of their respective subsidiaries, NuStar Energy’s general partner or any departing general partner or any affiliate of NuStar Energy, the Operating Partnership, their respective subsidiaries, NuStar Energy’s general partner or any departing general partner; or

•
any person who is or was serving at the request of NuStar Energy’s general partner or departing general partner or any affiliate of NuStar Energy’s general partner or departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Any indemnification under these provisions will only be out of NuStar Energy’s assets. NuStar Energy’s general partner will not be personally liable for any of NuStar Energy’s indemnification obligations, or have any obligation to contribute or loan funds or assets to NuStar Energy to enable it to effectuate indemnification. NuStar Energy is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether NuStar Energy would have the power to indemnify the person against liabilities under the partnership agreement.
Books and Reports
NuStar Energy’s general partner is required to keep appropriate books of NuStar Energy’s business at NuStar Energy’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, NuStar Energy’s fiscal year is the calendar year.
NuStar Energy will furnish or make available to record holders of partnership securities, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its registered public accounting firm. Except for its fourth quarter, NuStar Energy will also furnish or make available summary financial information within 90 days after the close of each quarter.
NuStar Energy will furnish each record holder of a partnership security with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.
Right to Inspect NuStar Energy’s Books and Records
The partnership agreement provides that a limited partner can, for a purpose reasonably related to such limited partner’s interest as a limited partner, upon reasonable demand and at its own expense, have furnished to it:
•	information regarding the status of the business and financial condition of NuStar Energy;
•	a copy of NuStar Energy’s tax returns;

•	a current list of the name and last known address of each partner;
•	copies of the partnership agreement, the certificate of limited partnership of NuStar Energy, related amendments and powers of attorney under which they have been executed;
•
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	any other information regarding NuStar Energy’s affairs as is just and reasonable.
NuStar Energy’s general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which it believes in good faith is not in NuStar Energy’s, the Operating Partnership’s and their respective subsidiaries’ best interests, could damage NuStar Energy, the Operating Partnership and their respective subsidiaries or which NuStar Energy, the Operating Partnership or their respective subsidiaries are required by law or by agreements with third parties to keep confidential.
Registration Rights
Under the partnership agreement, NuStar Energy has agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Riverwalk Logistics, L.P. as the general partner of NuStar Energy. NuStar Energy is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
Conflicts of Interest
Riverwalk Logistics, L.P., the general partner of NuStar Energy, has a legal duty to manage NuStar Energy in a manner beneficial to NuStar Energy’s unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary” duty.
NuStar Energy’s partnership agreement contains provisions that allow its general partner to take into account the interests of parties in addition to NuStar Energy in resolving conflicts of interest. In effect, these provisions limit NuStar Energy’s general partner’s fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between NuStar Energy’s general partner or its affiliates, on the one hand, and NuStar Energy or any other partner, on the other hand, NuStar Energy’s general partner will resolve that conflict.
Resolution of Conflicts of Interest
NuStar Energy’s general partner will not be in breach of its obligations under the partnership agreement or its duties to NuStar Energy or the unitholders if the resolution of the conflict is considered to be fair and reasonable to NuStar Energy. Any resolution is considered to be fair and reasonable to NuStar Energy if that resolution is:
•
approved by a conflicts committee consisting of three or more independent directors of NuStar GP, LLC, although no party is obligated to seek approval and NuStar Energy’s general partner may adopt a resolution or course of action that has not received approval;

•	on terms no less favorable to NuStar Energy than those generally being provided to or available from unrelated third parties; or
•
fair to NuStar Energy, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to NuStar Energy.

In resolving a conflict, NuStar Energy’s general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:
•	the relative interests of the parties involved in the conflict or affected by the action;
•	any customary or accepted industry practices or historical dealings with a particular person or entity; and
•	generally accepted accounting principles and other factors it considers relevant, if applicable.
Conflicts of interest could arise in the situations described below, among others.
Actions taken by NuStar Energy’s general partner may affect the amount of cash available for distribution to unitholders.
The amount of cash that is available for distribution to unitholders is affected by decisions of NuStar Energy’s general partner regarding:
•	amount and timing of asset purchases and sales;
•	cash expenditures;
•	borrowings;
•	issuance of additional units; and
•	the creation, decrease or increase of reserves in any quarter.
In addition, borrowings by NuStar Energy do not constitute a breach of any duty owed by NuStar Energy’s general partner to the unitholders.
The partnership agreement provides that NuStar Energy may borrow funds from its general partner and its affiliates, and vice versa.
Limited partner interests are subject to NuStar Energy’s general partner’s limited call right.
NuStar Energy’s general partner may exercise its right to call and purchase limited partner interests of any class as provided in NuStar Energy’s partnership agreement or assign this right to one of its affiliates or to us. NuStar

Energy’s general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a consequence, a holder of limited partner interests may have his limited partner interests purchased from him at an undesirable time or price.
Fiduciary duties owed to unitholders by NuStar Energy’s general partner are prescribed by law and NuStar Energy’s partnership agreement.
NuStar Energy’s general partner is accountable to NuStar Energy and its unitholders as a fiduciary. These limited fiduciary duties are very different from the more familiar duties of a corporate board of directors, which must always act in the best interests of the corporation and its stockholders.
Fiduciary Duties
Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, generally requires a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, generally prohibits a general partner from taking any action or engaging in any transaction where a conflict of interest is present. The Delaware law generally provides that a limited partner may institute legal action on a partnership’s behalf to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.
The Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by a general partner to limited partners and the partnership.
Fiduciary standards may be modified by NuStar Energy’s partnership agreement. NuStar Energy’s partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by NuStar Energy’s general partner. The following is a summary of the material restrictions of the fiduciary duties owed by NuStar Energy’s general partner to the limited partners:
The partnership agreement contains provisions that waive or consent to conduct by NuStar Energy’s general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits NuStar Energy’s general partner to make a number of decisions in its “sole discretion,” such as:
•	the incurrence of indebtedness;
•	the acquisition or disposition of assets, except for the disposition of all of the assets of NuStar Energy, which requires unitholder approval;
•	the negotiation of any contracts; and
•	the disposition of NuStar Energy’s cash.
Sole discretion entitles NuStar Energy’s general partner to consider only the interests and factors that it desires and it does not have a duty or obligation to give any consideration to any interest of, or factors affecting, NuStar Energy, its affiliates or any limited partner, including the public unitholders. Other provisions of NuStar Energy’s partnership agreement provide that NuStar Energy’s general partner’s actions must be carried out in its reasonable discretion.
The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to NuStar Energy under the factors previously set forth. In determining whether a transaction or resolution is “fair and reasonable” NuStar Energy’s general partner may consider interests of all parties involved, including its own. Unless NuStar Energy’s general partner has acted in bad faith, the action taken by NuStar Energy’s general partner will not constitute a breach of its fiduciary duty.
In addition to the other more specific provisions limiting the obligations of NuStar Energy’s general partner, the partnership agreement further provides that NuStar Energy’s general partner and the officers and directors of NuStar GP, LLC will not be liable for monetary damages to NuStar Energy, the limited partners or assignees for errors of judgment or for any acts or omissions if NuStar Energy’s general partner and those other persons acted in good faith.

NuStar Energy is required to indemnify its general partner and NuStar GP, LLC and their officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by NuStar Energy’s general partner and NuStar GP, LLC or these other persons. This indemnification is required if NuStar Energy’s general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than NuStar Energy’s general partner) not opposed to, the best interests of NuStar Energy. Indemnification is required for criminal proceedings if NuStar Energy’s general partner and NuStar GP, LLC or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, NuStar Energy’s general partner and NuStar GP, LLC could be indemnified for their negligent acts if they met these requirements concerning good faith and the best interests of NuStar Energy.

DESCRIPTION OF NUSTAR LOGISTICS DEBT SECURITIES
The following description sets forth the general terms and provisions that apply to the debt securities that may be offered by NuStar Logistics. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.
The debt securities will be either senior debt securities or subordinated debt securities of NuStar Logistics. All debt securities will be unsecured. The NuStar Logistics senior debt securities will have the same rank as all of NuStar Logistics’ other unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to senior indebtedness as described under “Provisions Only in the NuStar Logistics Subordinated Indenture—Subordinated Debt Securities Subordinated to Senior Debt” below.
If NuStar Logistics offers senior debt securities, it will issue them under the senior indenture among NuStar Logistics, NuStar Energy, as guarantor, and Wells Fargo Bank, National Association (as successor-in-interest to The Bank of New York), as trustee (the “Trustee”), dated as of July 15, 2002, as supplemented by a supplemental indenture. If NuStar Logistics offers subordinated debt securities, it will issue them under the subordinated indenture among NuStar Logistics, NuStar Energy, as guarantor, and the Trustee, dated as of January 22, 2013, as supplemented by a supplemental indenture. The senior indenture and the subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part.
Neither indenture limits the aggregate principal amount of debt securities that NuStar Logistics may issue under that indenture. The debt securities may be issued in one or more series as NuStar Logistics may authorize from time to time. You should read the indentures for provisions that may be important to you because the indentures, and not this description, govern your rights as a holder of debt securities.
Guarantees
NuStar Logistics’ payment obligations under any series of debt securities will be fully and unconditionally guaranteed by NuStar Energy and NuPOP, jointly and severally. Each of NuStar Energy and NuPOP will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantees by NuStar Energy and NuPOP.
Pursuant to the guarantees, each of NuStar Energy and NuPOP will guarantee the due and punctual payment of the principal of, and interest and premium, if any, on, the debt securities of a particular series, when the same shall become due, whether by acceleration or otherwise. The guarantees will be enforceable against each of NuStar Energy and NuPOP without any need to first enforce any debt securities against NuStar Logistics.
The guarantees of the senior debt securities:
•	will be the unsecured and unsubordinated general obligations of NuStar Energy and NuPOP; and
•	will rank on a parity with all of the other unsecured and unsubordinated indebtedness of NuStar Energy and NuPOP.
If a series of subordinated debt securities is guaranteed by NuStar Energy and NuPOP, then the guarantees will be subordinated to the senior debt of NuStar Energy and NuPOP, respectively, to substantially the same extent as the series of subordinated debt securities is subordinated to the senior debt of NuStar Logistics.
Specific Terms of Each Series of NuStar Logistics Debt Securities in the Prospectus Supplement
NuStar Logistics will prepare a prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered, which will include specific terms relating to such debt securities. These terms will include some or all of the following:
•	the form and title of the debt securities;
•	the total principal amount of the debt securities;
•	the date or dates on which the debt securities may be issued;
•	whether the debt securities are senior or subordinated debt securities;
•	the currency or currencies in which principal and interest will be paid, if not U.S. dollars;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;
•	any right NuStar Logistics may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;
•	the dates on which the principal of the debt securities will be payable;
•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;
•	any conversion or exchange provisions;
•	any optional redemption provisions;
•	any sinking fund or other provisions that would obligate NuStar Logistics to repurchase or otherwise redeem the debt securities;
•	any changes to or additional events of default or covenants;
•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated indenture; and
•	any other terms of the debt securities.
Provisions Only in the NuStar Logistics Senior Indenture
Summary
The NuStar Logistics senior debt securities will rank equally in right of payment with all other senior and unsubordinated debt of NuStar Logistics and senior in right of payment to any subordinated debt (including the subordinated debt securities) of NuStar Logistics. The senior indenture contains restrictive covenants, including provisions that:
•	limit the ability of NuStar Logistics to put liens on any of its property or assets; and
•	limit the ability of NuStar Logistics to sell and lease back its principal assets.
Subordinated debt securities issued by NuStar Logistics under the subordinated indenture may or may not be subject to similar provisions, as will be specified in the applicable prospectus supplement. NuStar Logistics has described below these provisions and some of the defined terms used in them.
Limitation on Liens
The senior indenture provides that NuStar Logistics will not, nor will it permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets, whether owned or leased on the date of the senior indenture or thereafter acquired, to secure any of its debt or debt of any other person (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.
This restriction does not apply to:
(1)	Permitted Liens, as defined below;
(2)
any lien upon any property or assets of NuStar Logistics or any subsidiary in existence on the date the senior debt securities of such series are first issued or created pursuant to an “after-acquired property” clause or similar term or provided for pursuant to agreements existing on such date;

(3)
any lien upon any property or assets created at the time of acquisition of such property or assets by NuStar Logistics or any subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(4)
any lien upon any property or assets existing thereon at the time of the acquisition thereof by NuStar Logistics or any subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

(5)	any lien upon any property or assets of a person existing thereon at the time such person becomes a subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a subsidiary;
(6)
any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof, whichever is later, to provide funds for any such purpose;

(7)
any lien imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which NuStar Logistics or the applicable subsidiary has not exhausted its appellate rights;

(8)
any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument creating a lien upon such property or assets permitted by clauses (1) through (7) above;

(9)
any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any lien, in whole or in part, referred to in clauses (1) through (8), inclusive, above; provided, however, that the principal amount of debt secured thereby shall not exceed the principal amount of debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided, further, however, that such extension, renewal, refinancing, refunding or replacement lien shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property); or

(10)	any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of NuStar Logistics or any subsidiary.
Notwithstanding the foregoing, NuStar Logistics may, and may permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets to secure its debt or debt of any person (other than the senior debt securities) that is not excepted by clauses (1) through (10), inclusive, above without securing the senior debt securities issued under the senior indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness, as defined below, from Sale-Leaseback Transactions, as defined below (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).
“Permitted Liens” means:
•	liens upon rights-of-way for pipeline purposes created by a person other than NuStar Logistics;
•
any statutory or governmental lien or lien arising by operation of law, or any mechanic’s, repairmen’s, materialmen’s, supplier’s, carrier’s, landlord’s, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

•
the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

•
any lien of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested in good faith at the time by NuStar Logistics or any subsidiary;

•	any lien of, or to secure the performance of, leases, other than capital leases;
•	any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

•	any lien upon property or assets acquired or sold by NuStar Logistics or any subsidiary resulting from the exercise of any rights arising out of defaults on receivables;
•
any lien incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

•	any lien in favor of NuStar Logistics or any subsidiary;
•
any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any debt incurred by NuStar Logistics or any subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

•	any lien securing industrial development, pollution control or similar revenue bonds;
•
any lien securing debt of NuStar Logistics or any subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding senior debt securities under the senior indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding senior debt securities under the senior indenture including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by NuStar Logistics or any subsidiary in connection therewith;

•
any lien in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

•	any lien upon or deposits of any assets to secure performance of bids, trade contracts or statutory obligations.
“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:
•
all current liabilities, excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt; and

•	the value, net of any applicable amortization, of all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the consolidated balance sheet of NuStar Logistics for its most recently completed fiscal quarter, prepared in accordance with United States generally accepted accounting principles.
Restrictions on Sale-Leasebacks
The NuStar Logistics senior indenture provides that NuStar Logistics will not, and will not permit any subsidiary to, engage in the sale or transfer by NuStar Logistics or any subsidiary of any property or assets to a person (other than NuStar Logistics or a subsidiary) and the taking back by NuStar Logistics or any subsidiary, as the case may be, of a lease of such property or assets (a “Sale-Leaseback Transaction”), unless:
(1)
the Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject thereto or the date of the completion of construction, development or substantial repair or improvement or commencement of full operations on such property or assets, whichever is later;

(2)	the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3)
NuStar Logistics or such subsidiary would be entitled to incur debt secured by a lien on the property or assets subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities issued under the senior indenture; or

(4)
NuStar Logistics or such subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of Pari Passu Debt (as defined below) of NuStar Logistics, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business of NuStar Logistics or its subsidiaries.

Notwithstanding the foregoing, NuStar Logistics may, and may permit any of its subsidiaries to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, above; provided that the Attributable Indebtedness from the Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the senior debt securities) secured by liens upon any property or assets of NuStar Logistics or its subsidiaries not excepted by clauses (1) through (10), inclusive, of the second paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.
“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in the transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that constitute payments for property rights, during the remaining term of the lease included in the Sale-Leaseback Transaction, including any period for which the lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, the amount shall be the lesser of the amount determined assuming termination upon the first date the lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no termination.
“Pari Passu Debt” means any debt of NuStar Logistics, whether outstanding on the date any senior debt securities are issued under the senior indenture or thereafter created, incurred or assumed, unless in the case of any particular debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such debt shall be subordinated in right of payment to the senior debt securities.
Provisions Only in the NuStar Logistics Subordinated Indenture
Subordinated Debt Securities Subordinated to Senior Debt
The subordinated debt securities will rank junior in right of payment to all of the Senior Debt of NuStar Logistics. “Senior Debt” is generally defined to include all notes or other evidences of indebtedness for money borrowed by NuStar Logistics, including guarantees, unless such debt expressly provides that it is not superior in right of payment to the subordinated debt securities or other pari passu debt.
Payment Blockages
The subordinated indenture provides that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event that NuStar Logistics fails to pay when due any amounts on any Senior Debt and in other instances specified in the subordinated indenture.
No Limitation on Amount of Senior Debt
The subordinated indenture does not limit the amount of Senior Debt that NuStar Logistics may incur.

Consolidation, Merger or Asset Sale
Pursuant to each of the indentures, NuStar Logistics may not consolidate with or merge into any other entity or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any entity, unless:
•
in the case of a merger, NuStar Logistics is the surviving entity or the entity formed by such consolidation or into which NuStar Logistics is merged or the entity which acquires by sale or transfer, or which leases, NuStar Logistics’ properties and assets as, or substantially as, an entirety expressly assumes the due and punctual payment of the principal of and any premium and interest on all the debt securities under the applicable indenture and the performance or observance of every covenant of the applicable indenture on the part of NuStar Logistics to be performed or observed and shall have expressly provided for conversion rights in respect of any series of outstanding securities with conversion rights;

•	the surviving entity or successor entity is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;
•	immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing under the applicable indenture; and
•	NuStar Logistics has delivered to the Trustee under the applicable indenture an officers’ certificate and an opinion of counsel regarding compliance with the terms of the applicable indenture.
Modification of Indentures
NuStar Logistics may modify or amend each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture affected by the modification or amendment consent to it. Without the consent of the holders of each outstanding debt security affected, however, generally no modification may:
•	change the stated maturity of the principal of, or any installment of principal of, or interest on any debt security;
•	reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security;
•	change the redemption date for any debt security;
•	reduce the principal amount of an original issue discount debt security payable upon acceleration of maturity;
•	change the place of payment where any debt security or any premium or interest on any debt security is payable;
•	change the coin or currency in which any debt security or any premium or interest on any debt security is payable;
•	impair the right to institute suit for the enforcement of any payment on any debt security;
•	modify the provisions of the applicable indenture in a manner adversely affecting any right to convert or exchange any debt security into another security;
•
reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the applicable indenture, to waive compliance with certain provisions of the applicable indenture or to waive certain defaults and their consequences; or

•	modify any of the above provisions.
NuStar Logistics may modify or amend each indenture without the consent of any holders of the debt securities in certain circumstances, including:
•	to provide for the assumption by a successor of obligations of NuStar Logistics under such indenture and the debt securities issued thereunder;
•	to provide for the assumption by a successor of NuStar Energy’s guarantee under such indenture;
•	to add covenants and events of default or to surrender any rights NuStar Logistics has under such indenture;

•	to secure the senior debt securities as described above under “Provisions Only in the NuStar Logistics Senior Indenture—Limitation on Liens;”
•	to make any change that does not adversely affect any outstanding debt securities of a series in any material respect;
•	to supplement such indenture in order to establish a new series of debt securities under such indenture;
•	to provide for successor trustees;
•	to provide for uncertificated securities in addition to certificated securities;
•
to cure any ambiguity, correct or supplement any provision of such indenture which may be inconsistent with any other provision of such indenture, comply with any applicable mandatory provision of law or make any other provisions with respect to matters or questions arising under such indenture so long as such actions do not adversely affect the interests of the holders of any outstanding debt securities issued thereunder;

•	to comply with the rules or regulations of any securities exchange or automated quotation system on which any of the debt securities issued thereunder may be listed or traded; and
•	to qualify such indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act of 1939”).
The holders of a majority in principal amount of the outstanding debt securities of any series issued under either of the indentures may waive past defaults, with respect to such series, under such indenture. The holders of a majority in principal amount of the outstanding debt securities of all affected series issued under either of the indentures (voting as one class) may waive compliance by NuStar Logistics with certain covenants with respect to the debt securities of those series. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.
Events of Default and Remedies
“Event of Default” when used in each indenture, means any of the following with respect to debt securities of any series issued under the applicable indenture:
•	failure to pay interest when due on any debt security of that series for 30 days;
•	failure to pay the principal of, or any premium on, any debt security of that series when due;
•
failure to perform any other covenant or warranty in such indenture (other than a term, covenant or warranty a default in whose performance or whose breach is specifically dealt with elsewhere in the Event of Default section or which has expressly been included in the applicable indenture solely for the benefit of a series of debt securities other than that series) that continues for 60 days after written notice is given to NuStar Logistics by the Trustee or to NuStar Logistics and the Trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series, specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” under the applicable indenture;

•
failure to pay any indebtedness of NuStar Logistics for borrowed money or guarantee in excess of $25 million, whether at final maturity (after the expiration of any applicable grace periods) or upon acceleration of the maturity thereof, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice is given to NuStar Logistics by the Trustee or to NuStar Logistics and the Trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series, specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” under the applicable indenture;

•	certain events of bankruptcy, insolvency or reorganization of NuStar Logistics; or
•	any other Event of Default with respect to debt securities of that series included in such indenture or supplemental indenture.

The subordination provisions of the subordinated indenture do not affect the obligation of NuStar Logistics, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, such subordination provisions do not prevent the occurrence of any default under the subordinated indenture.
An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under either indenture. The Trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.
If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of (or, if any of the debt securities of that series are original issue discount debt securities, the portion of the principal specified in the terms of those securities), and accrued but unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the declaration. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs, the entire principal of all the outstanding notes shall be due and payable immediately without further action or notice.
Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.
Registration of Debt Securities
NuStar Logistics may issue debt securities of a series in registered, bearer, coupon or global form.
Minimum Denominations
The debt securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.
No Personal Liability of General Partner
The general partner of NuStar Logistics and its directors, officers, employees and stockholders (in their capacity as such) will not have any liability for NuStar Logistics’ obligations under the indentures or the debt securities. In addition, NuStar GP, LLC, the general partner of NuStar Energy’s general partner, and the directors, officers, employees and members of NuStar GP, LLC will not have any liability for NuStar Energy’s obligations as a guarantor under the indentures or the debt securities. Each holder of debt securities waives and releases all such liability by accepting a debt security. The waiver and release are part of the consideration for the issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Payment and Transfer
Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by NuStar Logistics and specified in a prospectus supplement.
Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by NuStar Logistics for such purposes, without the payment of any service charge except for any tax or governmental charge.
Form, Exchange, Registration and Transfer
Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent NuStar Logistics designates. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. NuStar Logistics will not charge a service charge for any registration of transfer or exchange of the debt securities. NuStar Logistics may, however, require the payment of any tax or other governmental charge payable for that registration.
NuStar Logistics will appoint the Trustee under each indenture as security registrar for the debt securities issued under that indenture. NuStar Logistics is required to maintain an office or agency for transfers and exchanges in each place of payment. NuStar Logistics may at any time designate additional transfer agents for any series of debt securities. In the case of any redemption in part, NuStar Logistics will not be required:
•
to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption; or

•
to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security NuStar Logistics is redeeming in part.

Discharging NuStar Logistics’ Obligations
NuStar Logistics may choose to either discharge its obligations on the debt securities of any series in a legal defeasance, or to release itself from its covenant restrictions on the debt securities of any series in a covenant defeasance. NuStar Logistics may do so at any time on the 91st day after it deposits with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due on the stated maturity date or a redemption date of the debt securities of the series. In addition, NuStar Logistics must deliver to the Trustee an opinion of its legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the Internal Revenue Service (the “IRS”) or change in federal income tax law. NuStar Logistics may not have a default on the debt securities discharged on the date of deposit. Any discharge may not violate any of NuStar Logistics’ other agreements and may not result in the trust arising from the deposit becoming an investment company in violation of the Investment Company Act of 1940. If NuStar Logistics chooses the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.
The Trustee
Resignation or Removal of Trustee
Under provisions of the indentures and the Trust Indenture Act of 1939 governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the Trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the Trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture. NuStar Logistics may appoint a separate trustee for any series of debt securities. The term “trustee” refers to the Trustee appointed with respect to any such series of debt securities. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.
Limitations on Trustee if it is a Creditor of NuStar Logistics
There are limitations on the right of the Trustee, in the event that it becomes a creditor of NuStar Logistics, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.
Annual Trustee Report to Holders of Debt Securities
The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee
Every application by NuStar Logistics for action by the Trustee shall be accompanied by a certificate of certain of the officers of NuStar Logistics’ general partner and an opinion of counsel (who may be counsel for NuStar Logistics) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by NuStar Logistics.

BOOK-ENTRY SECURITIES
Unless otherwise specified in the applicable prospectus supplement, NuStar Energy or NuStar Logistics, as the case may be, will issue to investors securities, other than NuStar Energy common units, in the form of one or more book-entry certificates registered in the name of a depository or a nominee of a depository. Unless otherwise specified in the applicable prospectus supplement, the depository will be The Depository Trust Company (“DTC”). We have been informed by DTC that its nominee will be Cede & Co (“Cede”). Accordingly, Cede is expected to be the initial registered holder of all securities that are issued in book-entry form.
No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.
DTC has informed us that it is:
•	a limited-purpose trust company organized under New York banking laws;
•	a “banking organization” within the meaning of the New York banking laws;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
•	a “clearing agency” registered under the Securities Exchange Act.
DTC has also informed us that it was created to:
•	hold securities for “participants;” and
•
facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as payments will be forwarded by our agent to Cede, as nominee for DTC. DTC will forward these payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of the certificate, the indenture or any deposit agreement. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.
Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with which beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.
Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.
DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the certificate, the indenture or any deposit agreement only at the direction of one or more participants to whose accounts with DTC the securities are credited.

According to DTC, the information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:
•
DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered;

•
we execute and deliver to the applicable registrar, transfer agent, trustee and/or depositary an order complying with the requirements of the certificate, the indenture or any deposit agreement that the book-entry security will be so exchangeable; or

•	in the case of debt securities, an Event of Default with respect to the applicable series of debt securities has occurred and is continuing.
Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.
If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the registrar, transfer agent, trustee or depositary, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.
Except as described above:
•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depository appointed by us; and
•
DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

None of us, the Trustee, any registrar and transfer agent or any depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective holders of NuStar Energy’s common units and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below, possibly on a retroactive basis. Unless otherwise noted herein, statements as to matters of U.S. federal income tax and legal conclusions with respect thereto, but not as to factual matters, contained in this section are the opinion of Sidley Austin LLP, counsel to our general partner and us, and are based on the accuracy of the representations made by our general partner and us. Unless the context otherwise requires, references in this section to “us,” “we” or “NuStar Energy” are references to NuStar Energy L.P.
This section does not address all U.S. federal, state and local tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. To the extent that this section relates to taxation by a state, local or other jurisdiction within the United States, such discussion is intended to provide only general information. We have not sought the opinion of legal counsel regarding U.S. state, local or other taxation and, thus, any portion of the following discussion relating to such taxes does not represent the opinion of Sidley Austin LLP or any other legal counsel. Furthermore, this section is limited to beneficial owners of common units who are U.S. holders, whose functional currency is the U.S. dollar and who hold units as capital assets (generally, property that is held as an investment). This section has no application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the U.S.), Individual Retirement Accounts (“IRAs”), REITs, employee benefit plans, mutual funds, dealers in securities or currencies, traders in securities, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. Accordingly, we encourage each unitholder to consult, and depend on, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to that unitholder of the ownership or disposition of common units and potential changes in applicable tax laws.
We will rely on the opinions and advice of Sidley Austin LLP. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (“IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in the cash available to pay distributions to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in our common units, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
For the reasons described below, Sidley Austin LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are the subject of a securities loan (please read “—Tax Consequences of Common Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election” and “—Uniformity of Common Units”).
Partnership Status
We are treated as a partnership for U.S. federal income tax purposes and, subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability, even if we make no cash distributions to him. Distributions we make to a unitholder are generally not taxable to him unless the amount of cash distributed to him exceeds his adjusted basis in his units. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Distributions” and “—Disposition of Common Units.”
Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, storage and marketing of any mineral or natural resource. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Sidley Austin LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.
It is the opinion of Sidley Austin LLP that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, NuStar Energy will be classified as partnership for U.S. federal income tax purposes.
In rendering its opinion, Sidley Austin LLP has relied on factual representations made by us and our general partner, including, without limitation:
(1)	none of NuStar Energy, NuStar Logistics or NuPOP has elected, nor will elect, to be treated as a corporation; and
(2)
for each taxable year, more than 90% of NuStar Energy’s gross income has been and will be income of the type that Sidley Austin LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe these representations are true and expect that these representations will continue to be true in the future.
If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us except to the extent that our liabilities exceed the tax basis of our assets at that time. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.
If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made by us to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, or taxable capital gain after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.
The discussion below is based on Sidley Austin LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.
Limited Partner Status
Unitholders who are admitted as limited partners of NuStar Energy, as well as unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of NuStar Energy for U.S. federal income tax purposes.

A beneficial owner of common units whose units are the subject of a securities loan would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Securities Loans.”
Items of our income, gain, loss and deduction would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in NuStar Energy. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in NuStar Energy for U.S. federal income tax purposes.
Tax Consequences of Common Unit Ownership
Flow-through of Taxable Income
Subject to the discussion below under “—Entity-Level Collections,” and “—Administrative Matters—Information Returns and Audit Procedures,” we will not pay any U.S. federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.
Treatment of Distributions
Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities, including as a result of future issuances, will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses” below.
A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in the Code (“Section 751 Assets”). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.
Basis of Common Units
A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be (1) increased by his share of our income and gains and by any increases in his share of our nonrecourse liabilities and (2) decreased, but not below zero, by distributions to him from us, by his share of our losses and deductions, by any decreases in his share of our nonrecourse liabilities, and by the amount of excess business interest (generally, the excess of our business interest over the amount that is deductible) allocated to him. Immediately prior to the disposition of common units, a unitholder’s tax basis in such common units will be increased by the amount of any excess business interest that has not been deducted by him due to applicable limitations. Please read “—Limitations on Interest Deductions” below. A unitholder will have a share of our nonrecourse liabilities generally based on Book-Tax Disparity (as described in “—Allocation of Income, Gain, Loss and Deduction”) attributable to such unitholder, to the extent of such amount, and thereafter, such unitholder’s share of our profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses
The deduction by a unitholder of his share of our losses will be limited to the lesser of (1) the unitholder’s tax basis in his common units and (2) the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s at risk amount is subsequently increased, provided such losses do not otherwise exceed the unitholder’s tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain is no longer utilizable.
In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder, or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of his common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or the unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation. A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
For taxpayers other than corporations in taxable years beginning after December 31, 2017, and before January 1, 2027, an “excess business loss” limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount for 2022 is $270,000, or $540,000 for taxpayers filing a joint return. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable unitholder in the following taxable year if certain conditions are met. Unitholders to which this excess business loss limitation applies will take their allocable share of our items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate unitholder after the passive loss limitations and may limit such unitholders’ ability to utilize any losses we generate that are allocable to such unitholder and that are not otherwise limited by the basis, at-risk and passive loss limitations described above.
Limitations on Interest Deductions
Our ability to deduct interest paid or accrued on indebtedness properly allocable to a trade or business, “business interest,” may be limited in certain circumstances to the sum of our business interest income plus 30% of our “adjusted taxable income.” Because we conduct our operations through subsidiary operating partnerships, NuStar Logistics and NuPOP, this limitation is first applied at the operating subsidiary level. Currently, substantially all of the debt allocable to NuStar Energy’s trade or business is incurred by NuStar Logistics. As a result, the business interest limitation with respect to interest paid or accrued on such debt will be determined solely based on the business interest income and adjusted taxable income of NuStar Logistics, and will not take into account any business interest income or adjusted taxable income of NuPOP. Should our (or NuStar Logistics’) ability to deduct business interest be limited, the amount of taxable income allocated to our unitholders in the taxable year in which the limitation is in effect may increase. However, in certain circumstances, a unitholder may be able to utilize a portion of a business interest deduction subject to this limitation in future taxable years. Prospective unitholders should consult their tax advisors regarding the impact of this business interest deduction limitation on an investment in our common units.
In addition to this limitation on the deductibility of a partnership’s business interest, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;
•	our interest expense attributed to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or, if applicable, qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income for purposes of the investment interest expense limitation.
Entity-Level Collections
If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions so that, after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Please read “—Administrative Matters—Information Returns and Audit Procedures.” Each unitholder is urged to consult his tax advisor to determine the consequences to him of any tax payment we make on his behalf.
Allocation of Income, Gain, Loss and Deduction
In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the common unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated among the common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.
Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for (1) any difference between the tax basis and fair market value of our assets at the time of an offering or issuance and (2) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together referred to in this discussion as “Contributed Property.”
In the event we issue additional units or engage in certain other transactions in the future, “Reverse Section 704(c) Allocations,” similar to the Section 704(c) allocations described above, will be made to all partners to account for the difference, at the time of the future transaction, between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction (other than an allocation required by Section 704(c) to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to as “Book-Tax Disparity”) will generally be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including (1) his relative contributions to us; (2) the interests of all the partners in profits and losses; (3) the interests of all the partners in cash flows and other non-liquidating distributions; and (4) the rights of all the partners to distributions of capital upon liquidation. Sidley Austin LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election,” “—Uniformity of Common Units” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss and deduction under the partnership agreement will be given effect for U.S. federal income tax purposes.
Treatment of Securities Loans
A unitholder whose common units are the subject of a securities loan (for example, a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (1) any of our items of income, gain, loss or deduction with respect to those units would not be reportable by the lending unitholder and (2) any cash distributions received by the lending unitholder as to those units may be treated as ordinary taxable income.
Because there is no direct or indirect controlling authority on this issue relating to partnership interests, Sidley Austin LLP has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to his common units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their common units are urged to consult with their own tax advisors to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their common units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”
Tax Rates
Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of an individual is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of an individual is 20%. Furthermore, for taxable years beginning after December 31, 2017, and ending on or before December 31, 2025, an individual common unitholder is entitled to a deduction equal to 20% of his allocable share of our “qualified business income.” For purposes of this deduction, our “qualified business income” is equal to the sum of:
•
the net amount of our items of income, gain, deduction and loss to the extent such items are included or allowed in the determination of taxable income for the year and are attributable to our conduct of a trade or business within the United States, excluding certain specified types of passive investment income (such as capital gains and dividends, which are taxed at a rate of 20%) and certain payments made to the unitholder for services rendered to us; and

•
any gain recognized upon a disposition of common units to the extent such gain is attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” and is thus treated as ordinary income under Section 751 of the Code.

These rates, and the deduction, are subject to change by new legislation at any time. Prospective unitholders should consult their tax advisors regarding the application of the deduction for qualified business income.
In addition, a 3.8% net investment income tax, or NIIT, applies to certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units (without taking into account the 20% deduction discussed above). In the case of an individual, the tax is imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds

$250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.
Section 754 Election
We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election applies to a person who purchases common units from a selling unitholder but does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
Treasury Regulations under Section 743 of the Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Code to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under the partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Common Units.”
We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of the property, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Common Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Sidley Austin LLP is unable to opine as to whether our method for taking into account Section 743(b) adjustments is sustainable for property subject to depreciation under Section 167 of the Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, gain from the sale of common units might be increased without the benefit of additional deductions.
A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and has a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.
The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among its assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
Accounting Method and Taxable Year
We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
Tax Basis, Depreciation and Amortization
We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis at the time of an offering will be borne by our unitholders as of that time. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”
To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.
If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some, or all, of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”
The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us.
Valuation and Tax Basis of the Partnership’s Properties
The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
Recognition of Gain or Loss
Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.
Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items.” Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized upon the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income each year in the case of individuals and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of common units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Common Unit Ownership—Tax Rates.”
For purposes of calculating gain or loss on the sale or exchange of a common unit, the unitholder’s adjusted tax basis will be adjusted by his allocable share of our income or loss in respect of his common units for the year of sale. Additionally, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.
Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
•	a short sale;
•	an offsetting notional principal contract; or
•	a futures or forward contract;
in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Department of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
Allocations Between Transferors and Transferees
In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable stock exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized by us after the date of transfer.
Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Treasury Regulations permit a publicly traded partnership to use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, but do not specifically authorize all aspects of the proration method we have currently adopted. Accordingly, Sidley Austin LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If the IRS determines that this method is not allowed under Treasury Regulations, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under Treasury Regulations.
A unitholder who disposes of common units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.
Notification Requirements
A unitholder who sells any of his common units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of common units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notification, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.
Uniformity of Common Units
Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”
The partnership agreement permits us to take positions in filing our tax returns that preserve the uniformity of our common units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Sidley Austin LLP is unable to opine as to the validity of such filing positions.
A common unitholder’s basis in his common units is reduced by his share of our deductions (whether or not such deductions were claimed on the unitholder’s income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his common units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” above and “—Tax Consequences of Common Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.
Tax-Exempt Organizations and Other Investors
Common unit ownership by employee benefit plans and other tax-exempt organizations, as well as non-resident alien individuals, foreign corporations, and other foreign persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below to a limited extent, may have substantial adverse tax consequences to them. Prospective unitholders that are tax exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in common units.
Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.
Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty, and will be treated as engaged in business in the United States because of their common unit ownership. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of any applicable tax treaty. Consequently, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
In addition, if a Non-U.S. Unitholder is classified as a corporation, it will be treated as engaged in a United States trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.
A Non-U.S. Unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the Non-U.S. Unitholder. Such gain or loss will be treated as effectively connected with a U.S. trade or business to the extent that the sale of our assets would have produced effectively connected gain or loss. It is expected that, under this rule, all or substantially all of a Non-U.S. Unitholder’s gain from the sale or other disposition of common units would be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act of gain from the sale of common units regularly traded on an established securities market will not prevent a Non-U.S. Unitholder from being subject to U.S. federal income tax on gain from the sale or disposition of its common units.
Upon the sale, exchange or other disposition of a common unit by a Non-U.S. Unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. The U.S. Department of the Treasury and the IRS have issued final regulations providing guidance on the application of these rules for transfers of certain publicly traded partnership interests, including transfers of our common units. Under these regulations, the “amount realized” on a transfer of our common units will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor, and such broker will generally be responsible for the relevant withholding obligations. Distributions made to our unitholders may also be subject to withholding under these rules to the extent a portion of a distribution is attributable to an amount in excess of our cumulative net income that has not previously been distributed. The U.S. Department of the Treasury and the IRS have provided that these rules will generally not apply to transfers of, or distributions on, common units occurring before January 1, 2023. Prospective Non-U.S. Unitholders should consult their tax advisors regarding the impact of these rules on an investment in our common units.
Additional withholding requirements may also affect certain Non-U.S. Unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”
Administrative Matters
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.
The IRS may audit our U.S. federal income tax returns. Neither we nor Sidley Austin LLP can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the common units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.
Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. For taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our unitholders and former unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity.
Generally, we expect to elect to have our unitholders and former unitholders take any material audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election, if made, will be effective in all circumstances. With respect to audit adjustments as to an entity in which we are a member or partner, we may not be able to have our unitholders take such audit adjustment into account. If we are unable or if it is not economical to have our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our then current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own common units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties, or interest, our cash available for distribution to our unitholders might be substantially reduced.
We are required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative has the sole authority to act on behalf of us for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS.
We have designated our general partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on behalf of us with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our unitholders.
Additional Withholding Requirements
Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on “withholdable payments” (as defined in the Code), including payments of interest, dividends and other fixed or determinable annual or periodic gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.
Generally, these rules apply to current payments of FDAP Income and, while such rules would have applied to payments of Gross Proceeds on or after January 1, 2019, recently proposed U.S. Treasury regulations provide that such payments of Gross Proceeds (other than amounts treated as interest) do not constitute withholdable payments. Taxpayers may rely generally on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. To the extent we have FDAP Income that is not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), a unitholder that is a foreign financial institution or certain other non-U.S. entity, or a person that holds its common units through such foreign entities, may be subject to withholding on distributions they receive from us, or its distributive share of our income, pursuant to the rules described above.
Each prospective unitholder should consult its own tax advisors regarding the potential application of these withholding provisions to its investment in common units.
Nominee Reporting
Persons who hold an interest in us as a nominee for another person are required to furnish the following information to us:
(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;
(2)	a statement regarding whether the beneficial owner is:
(a) a person that is not a United States person,
(b) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or
(c) a tax-exempt entity;
(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and
(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty per failure, with a significant maximum penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.
Accuracy-Related Penalties
Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy related penalties will be assessed against us.

Legislative Developments
The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships.
Modifications to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in the common units.
State, Local and Other Tax Considerations
In addition to U.S. federal income taxes, a unitholder likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or do business in many states. Some of these states may impose a personal income tax on individuals, corporations and other entities. We may also own property or do business in other jurisdictions in the future. A unitholder may be required to file income tax returns and to pay income taxes in some or all of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Common Unit Ownership—Entity-Level Collections.”
Tax Consequences of Ownership of Preferred Units
A description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of any series of Preferred Units offered pursuant to this prospectus will be set forth in the prospectus supplement relating to the offering of such Preferred Units.
Tax Consequences of Ownership of Debt Securities
A description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of any series of debt securities offered pursuant to this prospectus will be set forth in the prospectus supplement relating to the offering of such debt securities.
It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and foreign as well as U.S. federal tax returns, that may be required of him. Sidley Austin LLP has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN NUSTAR ENERGY BY EMPLOYEE BENEFIT PLANS
An investment in us by an employee benefit plan is subject to additional considerations to the extent that the investments by these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), restrictions imposed by Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, certain qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities and other accounts established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Plans that are governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar prohibitions under other applicable Similar Laws.
Incident to making an investment in us, among other things, consideration should be given by an employee benefit plan or other arrangement that is subject to Similar Laws (each of which we refer to as a “Plan”) to:
•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, that Plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA and any other applicable Similar Laws; and
•
whether the investment will result in recognition of unrelated business taxable income by the Plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

In addition, the person who has discretionary authority or control over the management or disposition of the assets of a Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the Plan.
Section 406 of ERISA and Section 4975 of the Code prohibit certain employee benefit plans, and Section 4975 of the Code prohibits IRAs and certain other arrangements, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code with respect to the Plan that is covered by ERISA or Section 4975 of the Code. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and Section 4975 of the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and Section 4975 of the Code. In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.
The U.S. Department of Labor regulations, as amended by Section 3(42) of ERISA, provide guidance with respect to whether the assets of an entity in which employee benefit plans or other arrangements described above acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:
•
the equity interests acquired by employee benefit plans or other arrangements described above are “publicly offered securities,” as defined in the regulations (i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws); or

•
the entity is an “operating company,” as defined in the regulations (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries); or

•
less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans or arrangements subject to ERISA or Section 4975 of the Code.

We expect that our assets should not be considered “plan assets” under these regulations because the investment in our common units will satisfy the requirements in the first bullet point above.

The foregoing discussion is general in nature and not intended to be all-inclusive. Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Code and other Similar Laws in light of possible personal liability for any breach of fiduciary duties and the imposition of serious penalties on persons who engage in prohibited transactions under ERISA, the Code or other Similar Laws. The acquisition, holding and, to the extent relevant, disposition of common units by any Plan is in no respect by us or any of our affiliates or representatives a determination or representation that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
LEGAL MATTERS
The validity of the securities, as to matters of United States law and other customary legal matters relating to the offering of the securities issued by us, will be passed upon for us by Sidley Austin LLP, Houston, Texas. If the securities are being distributed through underwriters or agents, the validity of the securities will be passed upon for the underwriters or agents by counsel identified in the related prospectus supplement.
EXPERTS
The consolidated financial statements of NuStar Energy L.P. as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

12,000,000 Common Units

Representing Limited Partner Interests
PROSPECTUS SUPPLEMENT

   , 2023
Joint Book-Running Managers
Barclays	Citigroup